Exhibit 3.69

State of Delaware Secretary of State Division of Corporations Delivered 05:26 PM 03/30/2016 FILED 05:26 PM 03/30/2016 SR 20161976299 - File Number 6003724

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

First: The name of the limited liability company is QHC California Holdings, LLC.

Second: The address of its registered office in the State of Delaware is: 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

Third: This Certificate will be effective upon its filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 30th day of March, 2016.

/s/ Greg Grissom
Greg Grissom, Authorized Person